January 7, 2025

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

       Re: Givbux, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G
           Filed December 16, 2024
           File No. 000-52142
           Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024
           File No. 000-52142
Dear Umesh Singh:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G Filed December 16,
2024
Item 1. Business
General Background of the Company, page 4

1. We note your response and revised disclosure in response to prior comment 1 and we reissue it in part. Please revise to address the following:
           Elaborate further on the effects that the regulations you have identified have had or will have on your business. In this light, we note that your revised disclosure only indicates that you will be subject to such regulations.
           With respect to your number of Users, Merchants, and Charities, and GivBux
           Associates in the chart on page 4, please provide the information as of the most recently practicable date. If you cannot provide this information for any date more recent than September 30, 2024, please revise to state as much and explain why.
           Additionally, we note that there have been no changes in your number of Users,
 January 7, 2025
Page 2

           Merchants, and Charities between June 30, 2024 and September 30, 2024. Please revise to explain why there have been no changes and advise whether there have been any changes in the number of GivBux Associates.
             Please clarify whether Users or Network Marketers (or both) receive cash from the marketing fees. Also, please clarify whether the marketing fee program is currently implemented. In this light, we note your response to another portion of this comment that states "[t]hey will also receive commissions from advertising revenue which they will generate as soon as this program is put in place." Please advise.
             Please revise throughout the registration statement to disclose the types of rewards that Users may allocate to charities, and the amount of rewards that Users must allocate to charities. Also clarify that Users must choose among the charities with which you have partnered, as opposed to "a[ny] charity of their choice." Please also revise to define "GivBux Rewards" and include how such rewards are calculated and how you calculate the cash value.
             Revise to disclose the total amount of commissions earned by GivBux Associates to date and for each period presented. Discuss the initial and monthly fees paid by
           GivBux Associates to you, and the commissions earned by GivBux Associates.
           Please revise your disclosure to clarify whether the advertising revenue is currently being generated. Finally, we note you statement that "approximately
           70% of the fees paid are paid back to the Associates and distributed up to a maximum of 7 levels." Please explain what "7 levels" means and describe in further detail how the fees are distributed up to 7 levels, including an illustrative example.
             Please revise to include the definition of Network Marketers. Please revise to include your response that Users will generate passive income
           when others use the app to purchase everyday products. Additionally, revise to clarify how Users will generate such income and how such income will be calculated.
             We note that you have not revised the discrepancy between 273 retailers and 258 merchants and we also note your response to prior comment 4 that indicates that the number of vendors should be 268. Please reconcile.
2. We note your amended disclosure in response to prior comment 2. Please revised to provide a complete definition of "Users." We also note that you define Users as "all users who download the GivBux App." Please revise to clarify whether you count individuals who download your app, but never use it as a "User," and if so, please explain why. Additionally, we note your statement that there are no written agreements with Users, GivBux Associates, Charities, and Retailers. In light of that, please explain how you enforce any obligations you have with such parties and their obligations to you. Revise your risk factors as appropriate.
3. We note your response to prior comment 3. Please revise to include your response in the registration statement and file the agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.
 January 7, 2025
Page 3

4. We note your response to prior comment 4, but note that you have not revised the number of retailers on page 5 and you have not included a revised
Exhibit 4.28 as an
       Exhibit showing the updated list of vendors/retailers. Please revise.
5. Please revise to provide a chart that describes how fees, commissions, and rewards are transferred between you, Users, Merchants, Charities, and GivBux Associates. Please
       ensure that the chart shows up to the "7 levels" to which marketing fees are distributed.
Risk Factors, page 9

6. We note your amended disclosure in response to prior comment 5 and we reissue it in part. Please revise to address the following:
           How you received increased subscription revenues without an increase in your number of associates from June 30, 2024 to September 30, 2024, as well as your statements for growth and expectations for "significant growth in the near future";
           The amount of revenue and cash inflows derived from your platform; Statements regarding the level of success in prior periods, including that you have
           "grown significantly in recent periods";
           The size and demographic of your current customer base;
           The current status of your product offering(s);
           The status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;
           References to business combinations, asset acquisitions, and a revolving credit facility; and
           We note that you deleted all references to "restaurants," including on page 5 where you discuss where rewards can be redeemed. Please clarify whether users can redeem their GivBux rewards at restaurants.
           We also note your amended disclosure in the middle of page 9. Please revise to clarify, if true, that an increase in the number of Users, GivBux Associates, and
           Retailers does not necessarily mean that there will be an increase in revenue generated. Please remove the disclosure regarding management's belief, as this mitigates the risk discussed here.
Risks regarding Notes Payable and Convertible Notes Payable, page 13

7. We note your amended disclosure in response to prior comment 6. Please revise to name the Ken Jones related companies to which you owe debts. Additionally, please revise to clarify whether the $535,150 of debts payable includes the $323,473 in convertible notes, whether all convertible notes are currently due and due on demand, and elaborate on what you mean by $525,150 of debts payable which are all due "in theory." To the extent that there are agreements regarding the collection of debts, please revise to state as much, summarize such agreements, and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.
 January 7, 2025
Page 4
Financing requirements to fund operations, page 15

8. We note your amended disclosure in response to prior comment 7 and we reissue it in part. Please revise to disclose:
           the risks to the company and investors if adequate financing is not secured; and
           summarize the material details of the $400,000 worth of convertible notes, including who holds such notes, the date they were issued, the specific terms of the notes, redemption rights, etc.
Description of GivBux Super App Payment Process, page 44

9. We note your amended disclosure in response to prior comment 8 and we reissue it in part. Revise to name the third party aggregator, summarize the material terms of the agreement and file the agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.
GivBux Business Description, page 44

10. We note your response to prior comment 9; however there does not appear to be any revised disclosure in your registration statement. Please revise the Management's
       Discussion and Analysis of Financial Condition and Results of Operations to discuss your current revenue streams in the context of your results. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 45

11. We note your amended disclosure in response to prior comment 10 and we reissue it in part. Please revise to disclose the consideration received for the issued shares.
Results of Operations, page 46

12. We note your response to prior comment 11 and we reissue it. Please revise to disclose how you generated revenues for each of the periods discussed. For example, we note your disclosure on page 46 that during the nine months ended
       September 30, 2024 you generated revenues of $330,319. Please disclose the source(s) of such revenues. Please do the same for each of the periods presented.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 54

13. We note that you have not provided a response or revised your disclosure in response to prior comment 12. Please revise to update this table as of the most recent practicable date.
Item 7. Certain Relationships and Related Transactions, page 58

14. We note your response and amended disclosure to add the name of one related party in response to prior comment 13. We reissue our comment. Please revise to include the information required by Item 404 of Regulation S-K. For example, name each of the related parties involved in the transactions, including the names of the entities from which the company borrowed money in 2023, and the related party to which
 January 7, 2025
Page 5

       $3,275 was due to as of December 31, 2023. Update this section so that it provides the required disclosure as of the date of the filing.
Signatures, page 76

15. We note your response to prior comment 14 and we reissue it. We note that the
       Signatures section in amendment no. 2 to your registration statement, filed on October
       29, 2024, was signed by your CEO, Umesh Singh, dated September 12, 2024. We also note your correspondence filed in advance of that amendment on October 25, 2024, which stated that Umesh Singh would be unavailable to sign any documents. Please advise whether any company representative was authorized to file amendment no. 2 at the time it was filed in accordance with the requirements of Form 10. Additionally, please revise to describe the actions taken in accordance with your organizational documents, if any, to appoint another person to serve as interim CEO or otherwise.
       Finally, we note that you did not file a Form 8-K under Items 5.01 or
5.02 because
       you "knew this was a temporary situation"; please provide your legal analysis of why such filing was not required, and include in such analysis the dates of Mr. Singh's incapacity and the dates during which any other person acted on his behalf.
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024
Item 4. Controls and Procedures, page 22

16. Please revise to provide the disclosures required in Items 307 and 308 of Regulation
       S-K. In addition, please revise to include the certifications required by Items
       601(b)(31) and (32) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   John E. Dolkart, Jr.